Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

March 7, 2003

03007612

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 092/2003**

  Subject: Report on the progress of the merger of internet business of CS Loxinfo Company Limited and Loxley Information Service Company Limited

  Date: March 6, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/28

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

03 MAR 14 AM 7:21

Summary Translation Letter
To the Stock Exchange of Thailand
Date March 7, 2003

Ref No. SSA 092/2003

March 6, 2003

Subject: Report on the progress of the merger of internet business of CS Loxinfo Company Limited and Loxley Information Service Company Limited

To: The President
The Stock Exchange of Thailand

Reference: Letter of Shin Satellite Public Company Limited, Ref. No. SSA548/2002 dated 17th December 2002

According to the referred letter, Shin Satellite Public Company Limited (the "Company") notified the Stock Exchange of Thailand ("SET") of the increase in capital and the change in the shareholding structure of CS Communications Company Limited (presently known as "CS Loxinfo Company Limited" or "CSL"), a subsidiary 99.49% indirectly owned by the Company. By this letter, the Company would like to inform the SET of the progress in the merger of the internet business of CSL and Loxley Information Service Company Limited ("Loxserve") as follows:

1. On March 6, 2003, CSL acquired 24,500,000 newly-issued ordinary shares of Loxserve at the total price of 245,000,000 Baht, thereby increasing its shareholding in Loxserve to 94.14%. The acquisition of 24,500,000 ordinary shares in Loxserve was approved by CSL's Board of Directors at its meeting no.1/2003 held on March 3, 2003.

2. On March 6, 2003, Point Asia Dot Com (Thailand) Company Limited ("PA") acquired 24,500,000 newly-issued ordinary shares of CSL at the total price of 245,000,000 Baht. Because of this PA's acquisition, the shareholding structure of CSL would be as appear below.

- Shin Broadband Internet (Thailand) Co., Ltd. (99.99% owned by the company)	50.02%
- Point Asia Group	49%, divided into:
• Point Asia Dot Com (Thailand) Co., Ltd.	17.17%
• Singapore Telecommunications Limited (SingTel)	16.81%
• Zesiger Capital Group LLC	8.65%
• Citicapital Limited (Citicapital)	3.68%
• The other minority shareholders	2.69%
- The Communications Authority of Thailand	0.98%

3. The extraordinary shareholders' meeting of CSL no.2/2003 held on March 6, 2003 at 14.00 o'clock, passed a resolution approving the new Board of Directors of CSL which consists of 14 directors, whose names appear below:

    1. Mr.Kittin Udomkiat
    2. Mr.Dumrong Kasemset
    3. Mr.Boonklee Plangsiri
    4. Mr.Avudh Ploysongsang

5. Mr.Wattana Eiambamrung
6. Mr.Kamonmit Vudhijumnonk
7. Mr.Anant Kaewruamvongs
8. Mr.Tanadit Charoenchan
9. Mr.Vasant Chatikavanij
10. Mr.Pullop Narkpitaks
11. Mr.Suroj Lamsam
12. Mr.Donald Lee De Vivo
13. Mr. Buay Kee Chuan Andrew
14. Mr.Yeo Eng Choon